Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 19, 2013

Relating to Preliminary Prospectus dated June 13, 2013

Registration No. 333-188657

8,372,000 Shares

Common Stock

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus dated June 13, 2013 (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-188657) relating to these shares.  The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock offered	8,372,000 shares

Common stock to be outstanding after this offering	23,678,190 shares

Over-allotment option	1,255,800 shares

Initial public offering price	$15.00 per share

Net proceeds

We estimate that the net proceeds from our issuance and sale of 8,372,000 shares of our common stock in this offering will be approximately $114.2 million, based on the initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their over-allotment option, we estimate that the net proceeds from this offering will be approximately $131.7 million.

NASDAQ Global Select Market Symbol	PTCT

Pro forma as adjusted financial data	Giving effect to this offering, as of March 31, 2013, our pro forma as adjusted balance sheet data would have been as follows (in thousands):

	Cash, cash equivalents and short-term investments	$168,911
	Working capital	143,410
	Total assets	178,570
	Long-term debt, including current portion	3,835
	Convertible preferred stock	—
	Accumulated deficit	(291,909)
	Total stockholders’ (deficit) equity	148,242

Giving effect to this offering, as of March 31, 2013, our pro forma as adjusted total capitalization would have been approximately $152.1 million

Giving effect to this offering, our pro forma net tangible book value as of March 31, 2013 would have been $148.2 million, or $6.26 per share. This represents an immediate increase in pro forma net tangible book value per share of $4.03 to existing investors and immediate dilution of $8.74 in pro forma net tangible book value per share to new investors purchasing common stock in this offering

Potential purchases by existing principal stockholders or their affiliates and entities associated with certain of our directors

Brookside Capital Partners Fund, L.P., HBM Healthcare Investments (Cayman) Ltd., Section Six Partners, L.P., Longwood Fund, L.P., and Vulcan Ventures Incorporated, which are existing principal stockholders of ours or their affiliates and entities affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of 3,250,000 shares of our common stock in this offering at the initial public offering price for an aggregate purchase price of approximately $48.75 million in the following amounts: Brookside Capital Partners Fund, L.P.: $18.75 million or 1,250,000 shares; HBM Healthcare Investments (Cayman) Ltd.: $10.0 million or 666,667 shares; Section Six Partners, L.P.: $8.0 million or 533,333 shares; Longwood Fund, L.P.: $7.0 million or 466,667 shares; and Vulcan Ventures Incorporated: $5.0 million or 333,333 shares. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may determine to purchase fewer shares than they indicate an interest in purchasing or not to purchase any shares in this offering.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717; telephone: 866-803-9204; or Credit Suisse Securities (USA) LLC, or Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010; telephone: 1-800-221-1037; email: newyork.prospectus@credit-suisse.com.